SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Presidential Life Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
740884101
(CUSIP Number)

Herbert Kurz
511 Gair Street
Piermont, NY 10968
(845) 398-0827

with a copy to:
Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, NY 10036
(212) 837-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 2,432,284*
	8	Shared Voting Power See Item 5
	9	Sole Dispositive Power 2,432,284*
	10	Shared Dispositive Power See Item 5
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,432,284*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒*
13		Percent of Class Represented by Amount in Row (11) 8.2%*
14		Type of Reporting Person (See Instructions) IN

_________________________

*Does not include 5,503,981 shares owned by the Kurz Family Foundation, Ltd. Herbert Kurz disclaims beneficial ownership of such shares. See Item 5.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edythe Kurz
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 112,977
	8	Shared Voting Power 0
	9	Sole Dispositive Power 112,977
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 112,977
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒*
13		Percent of Class Represented by Amount in Row (11) 0.4%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2009, as amended on October 2, 2009, November 9, 2009, January 11, 2010, and February 12, 2010 (the “Filing”), by the Reporting Persons relating to the common stock, par value $0.01 per share, of Presidential Life Corporation, a Delaware corporation (the “Company”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.    Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on February 12, 2010, in accordance with Article II, Section 12 of the Company's Amended and Restated Bylaws, the Reporting Persons delivered a Notice of Nomination of Directors (the “Notice”)  in connection with the Company's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting"), for the purposes of nominating certain persons for election as directors of the Company at the 2010 Annual Meeting.

The Reporting Persons now intend to conduct a proxy  solicitation  seeking to elect, at the  2010 Annual  Meeting, eight nominees (the “Nominees”), all of whom were named in the Notice, to serve as directors of the Company until their successors are duly elected and qualified.  If the Nominees are elected, the Reporting Persons believe they will constitute the entire membership of the Company’s Board of Directors.  Mr. Kurz intends to file with the Securities and Exchange Commission a preliminary proxy statement in connection with his anticipated proxy solicitation.  Mr. Kurz reserves the right to take any other actions he deems appropriate to protect his rights as a stockholder of the Company.

THIS AMENDMENT IS NOT A SOLICITATION OF PROXIES AND THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER TO TAKE ANY ACTION WITH RESPECT TO ANY OF THE MATTERS DESCRIBED ABOVE.  MR. KURZ WILL ONLY SOLICIT PROXIES PURSUANT TO A DEFINITIVE PROXY STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: July 12, 2010
/s/ Herbert Kurz
Herbert Kurz

/s/ Edythe Kurz
Edythe Kurz